EXHIBIT 12.1

National General Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
		(As adjusted)	(As adjusted)	(As adjusted)
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$172,276	$214,771	$163,846	$120,800	$52,257
Fixed charges	47,086	40,180	28,885	17,736	2,042
	$219,362	$254,951	$192,731	$138,536	$54,299
Less:
Interest capitalized	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	—	113	132	(2)	82
	—	113	132	(2)	82
Total Earnings	$219,362	$254,838	$192,599	$138,538	$54,217

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	$47,086	$40,180	$28,885	$17,736	$2,042
Total Fixed Charges	$47,086	$40,180	$28,885	$17,736	$2,042
Ratio of Earnings to Fixed Charges	4.66	6.34	6.67	7.81	26.55